Exhibit 99

UNIVERSITY OF PHOENIX ONLINE
(a division of The University of Phoenix, Inc.,
a wholly-owned subsidiary of Apollo Group, Inc.)
BALANCE SHEET

	February 28,	August 31,
	2002	2001

	(Unaudited)
(In thousands)

Assets:

Current assets

Cash and cash equivalents	$84,673	$36,261

Marketable securities	43,202	67,766

Receivables, net	26,630	21,754

Other current assets	3,110	2,008

Total current assets	157,615	127,789

Marketable securities	10,652	2,733

Revolving credit advance to Apollo Education Group	10,576	4,087

Property and equipment, net	13,350	12,946

Other assets	226	235

Total assets	$192,419	$147,790

Liabilities and Divisional Net Worth:

Current liabilities

Accounts payable	$262	$338

Accrued liabilities	7,488	3,509

Student deposits and deferred tuition revenue	50,311	33,107

Total current liabilities	58,061	36,954

Long-term liabilities	2,865	3,004

Total liabilities	60,926	39,958

Commitments and contingencies

Divisional net worth

Funds allocated to/from Apollo Education Group	46,474	46,474

Accumulated earnings	85,019	61,358

Total divisional net worth	131,493	107,832

Total liabilities and divisional net worth	$192,419	$147,790

The accompanying notes are an integral part of these financial statements.

UNIVERSITY OF PHOENIX ONLINE
(a division of The University of Phoenix, Inc.,
a wholly-owned subsidiary of Apollo Group, Inc.)
STATEMENT OF OPERATIONS

	For the Three Months Ended		For the Six Months Ended
	February 28,		February 28,
	2002	2001	2002	2001

	(Unaudited)
(In thousands)

Revenues:

Tuition and other, net	$72,157	$36,125	$136,497	$70,212

Costs and expenses:

Instructional costs and services	30,570	15,687	58,118	31,333

Selling and promotional	16,991	8,719	32,631	16,321

General and administrative	4,206	2,574	8,037	4,673

	51,767	26,980	98,786	52,327

Income from operations	20,390	9,145	37,711	17,885

Interest income, net	711	1,010	1,561	1,704

Income before income taxes	21,101	10,155	39,272	19,589

Provision for income taxes	8,388	4,115	15,611	7,973

Net income	$12,713	$6,040	$23,661	$11,616

The accompanying notes are an integral part of these financial statements.

UNIVERSITY OF PHOENIX ONLINE
(a division of The University of Phoenix, Inc.,
a wholly-owned subsidiary of Apollo Group, Inc.)
STATEMENT OF CASH FLOWS

	For the Six Months Ended
	February 28,
	2002	2001

	(Unaudited)
(In thousands)

Cash flows provided by (used for) operating activities:

Net income	$23,661	$11,616

Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation and amortization	1,626	913

Amortization of investment discounts	(202)	(433)

Provision for uncollectible accounts	1,793	750

Decrease (increase) in assets:

Receivables	(6,669)	(2,962)

Other assets	(1,102)	41

Increase (decrease) in liabilities:

Accounts payable and accrued liabilities	3,903	1,446

Student deposits and deferred revenue	17,204	9,193

Other liabilities	10	(90)

Net cash provided by operating activities	40,224	20,474

Cash flows provided by (used for) investing activities:

Net additions to property and equipment	(2,170)	(4,817)

Purchase of marketable securities	(39,674)	(49,663)

Maturities of marketable securities	56,521	6,000

Net cash provided by (used for) investing activities	14,677	(48,480)

Cash flows provided by (used for) financing activities:

Revolving credit advance to Apollo Education Group	(6,489)	(2,342)

Funds allocated from Apollo Education Group		71,508

Net cash provided by (used for) financing activities	(6,489)	69,166

Net increase in cash and cash equivalents	48,412	41,160

Cash and cash equivalents at beginning of period	36,261	—

Cash and cash equivalents at end of period	$84,673	$41,160

The accompanying notes are an integral part of these financial statements.

UNIVERSITY OF PHOENIX ONLINE
(a division of The University of Phoenix, Inc.,
a wholly-owned subsidiary of Apollo Group, Inc.)
Notes to Financial Statements
(Unaudited)

1.     On March 24, 2000, the Board of Directors of Apollo Group, Inc. (“Apollo”) authorized the issuance of a new class of stock called University of Phoenix Online common stock, that is intended to reflect the separate performance of University of Phoenix Online, a division of The University of Phoenix, Inc. (“University of Phoenix”), a wholly-owned subsidiary of Apollo. Apollo’s other businesses and its retained interest in University of Phoenix Online are referred to as “Apollo Education Group.” On October 3, 2000, an offering of 5,750,000 shares of University of Phoenix Online common stock was completed at a price of $14.00 per share. At the time of the offering this stock represented a 10.8% interest in University of Phoenix Online with Apollo Education Group retaining the remaining 89.2% interest in University of Phoenix Online. This percentage has decreased to 88.0% at February 28, 2002 due to the issuance of shares related to the exercise of University of Phoenix Online stock options and the issuance of shares of University of Phoenix Online common stock as part of the Apollo Group, Inc. Employee Stock Purchase Plan partially offset by the repurchase of shares of University of Phoenix Online common stock.

University of Phoenix Online is the online division of University of Phoenix which is a regionally accredited, private institution of higher education offering associates, bachelors, masters, and doctoral degree programs in business, management, computer information systems, education, and health care. University of Phoenix Online offers its educational programs worldwide through its computerized educational delivery system. University of Phoenix is accredited by The Higher Learning Commission and is a member of the North Central Association of Colleges and Schools.

The accompanying financial statements provide financial information regarding the underlying business of University of Phoenix Online. Even though Apollo has separated its assets, liabilities, revenues, and expenses between Apollo Education Group and University of Phoenix Online for purposes of tracking the economic performance of each of University of Phoenix Online and Apollo Education Group, that separation will not change the legal title to any assets or the responsibility for any liabilities and will not affect the rights of creditors. Holders of University of Phoenix Online common stock are common stockholders of Apollo and will be subject to all the risks associated with an investment in Apollo’s assets and liabilities. Material financial events which may occur at Apollo Education Group may affect University of Phoenix Online’s results of operations or financial position. Accordingly, University of Phoenix Online’s financial statements should be read in conjunction with Apollo’s consolidated financial statements.

The provision of services and other matters between University of Phoenix Online and Apollo Education Group, including the right to use the curriculum, trademarks, and copyrights of Apollo and its subsidiaries, are governed by corporate expense, income tax, and license allocation policies, which are described in Note 3.

This financial information reflects all adjustments, consisting only of normal recurring adjustments, that are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. Unless otherwise noted, references to 2002 and 2001 refer to the periods ended February 28, 2002 and 2001, respectively.

2.     The interim financial statements should be read in conjunction with the financial statements and related notes for the fiscal year ended August 31, 2001 included in Apollo’s Form 10-K as filed with the Securities and Exchange Commission. The results of operations for the three-month and six-month periods ended February 28, 2002 are not necessarily indicative of the results to be expected for the entire fiscal year or any future period.

3.     University of Phoenix Online’s financial statements reflect the application of certain expense allocation and treasury activity policies summarized below. Although it has no present intention to do so, Apollo’s Board of Directors may rescind, modify, or add to any of these policies. While management believes that these allocation methods are reasonable, the allocated expenses are not necessarily indicative of, and it is not practicable for us to estimate, the levels of expenses that would have been incurred if University of Phoenix Online had been operating as an independent company.

Corporate Expenses

In order to prepare the accompanying financial statements, certain costs incurred by Apollo and University of Phoenix were allocated to University of Phoenix Online on the basis of its revenues in relation to those of Apollo and University of Phoenix. The allocation of such expenses to University of Phoenix Online was as follows:

	For the Three Months Ended		For the Six Months Ended
	February 28,		February 28,
	2002	2001	2002	2001

	(Unaudited)
(In thousands)

Instructional costs and services	$4,702	$2,807	$8,247	$5,100

Selling and promotional	174	223	323	415
General and administrative	4,206	2,574	8,037	4,673

	$9,082	$5,604	$16,607	$10,188

License Fee

Apollo charges University of Phoenix Online a license fee equal to 4% of University of Phoenix Online’s net revenues for the use of curriculum, trademarks, and copyrights owned by Apollo and its subsidiaries. The license fee, which is included in instructional costs and services in the accompanying statement of operations, was $2.9 million and $1.4 million for the three months ended February 28, 2002 and 2001, respectively, and $5.5 million and $2.8 million for the six months ended February 28, 2002 and 2001, respectively.

Income Taxes

University of Phoenix Online’s results, along with those of University of Phoenix’s other divisions, are included in Apollo’s consolidated federal income tax return. State taxes are paid based upon apportioned taxable income or loss of Apollo, with the exception of certain state taxes that are based upon an apportionment of University of Phoenix taxable income or loss.

The provision for income taxes included in the accompanying statement of operations has been calculated on a separate company basis. The related current and deferred tax assets and liabilities are settled with University of Phoenix at the end of each period through the revolving credit advance to Apollo Education Group account.

University of Phoenix Online’s effective income tax rate differs from the federal statutory tax rate primarily as a result of state income taxes.

Treasury Activities

Since its inception, Apollo has financed University of Phoenix Online’s operations internally and has not incurred any related third-party debt. All of its cash receipts and disbursements were processed by Apollo on University of Phoenix Online’s behalf. All amounts were settled through the funds allocated to/from Apollo Education Group component of University of Phoenix Online’s divisional net worth. Whenever University of Phoenix Online generated cash from operations, that cash was deemed to be transferred to Apollo Education Group and was accounted for as a return of capital. Whenever University of Phoenix Online had a cash need, that cash was deemed to be transferred from Apollo Education Group and was accounted for as a capital contribution. As a result of this policy, no inter-group interest income or expense was reflected in the consolidating statement of operations for the periods prior to the offering.

Upon the completion of the offering, the net proceeds of the offering of $72.8 million were transferred to University of Phoenix Online and accounted for as a capital contribution. Subsequently, the difference between cash receipts and cash outlays attributable to University of Phoenix Online have been accounted for as a revolving credit advance (to the extent this difference was not transferred to University of Phoenix Online) from University of Phoenix Online to Apollo Education Group requiring the reflection of interest expense by Apollo Education Group and interest income by University of Phoenix Online at the rate of interest determined by the Board of Directors.

Review by Independent Accountants

         The financial information as of February 28, 2002, and for the three-month and six-month periods then ended, included in Exhibit 99, has been reviewed by PricewaterhouseCoopers LLP (“PricewaterhouseCoopers”), our independent accountants, in accordance with standards established by the American Institute of Certified Public Accountants. PricewaterhouseCoopers’ report is included in this quarterly report.

         PricewaterhouseCoopers does not carry out any significant or additional audit tests beyond those that would have been necessary if its report had not been included in this quarterly report. Accordingly, such report is not a “report” or “part of a registration statement” within the meaning of Sections 7 and 11 of the Securities Act of 1933 and the liability provisions of Section 11 of such Act do not apply.

Report of Independent Accountants

The Board of Directors and Shareholders of Apollo Group, Inc.:

We have reviewed the accompanying balance sheet of University of Phoenix Online as of February 28, 2002, and the related statement of operations for each of the three-month and six-month periods ended February 28, 2002 and February 28, 2001 and the statement of cash flows for each of the six-month periods ended February 28, 2002 and February 28, 2001. These financial statements are the responsibility of Apollo Group, Inc.’s management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

We previously audited in accordance with auditing standards generally accepted in the United States of America, the balance sheet as of August 31, 2001, and the related statements of operations and of cash flows for the year then ended (not presented herein), and in our report dated September 28, 2001 we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying balance sheet information as of August 31, 2001, is fairly stated in all material respects in relation to the balance sheet from which is has been derived.

/s/ PricewaterhouseCoopers LLP
Phoenix, Arizona
March 25, 2002

Management’s Discussion and Analysis of Financial Condition and Results of Operations of University of Phoenix Online

         The following information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of University of Phoenix Online” and the financial statements and related notes of University of Phoenix Online for the fiscal year ended August 31, 2001 included in our Form 10-K as filed with the Securities and Exchange Commission, as well as in conjunction with the financial statements and related notes of University of Phoenix Online for the three-month and six-month periods ended February 28, 2002 included above.

         This Form 10-Q, including the “Management’s Discussion and Analysis of Financial Condition and Results of Operations of University of Phoenix Online” contain forward-looking statements. Forward-looking statements are inherently uncertain and subject to risks. Such statements should be viewed with caution. Forward-looking statements in this Form 10-Q, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of University of Phoenix Online,” include, but are not limited to statements such as total purchases of property and equipment for University of Phoenix Online for the year ended August 31, 2002, are expected to range from $8.0 to $12.0 million.

         Future events and actual results could differ materially from those set forth in the forward-looking statements as a result of many factors. Statements in this Form 10-Q, including “Notes to Consolidated Financial Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of University of Phoenix Online,” describe factors, among others, that could contribute to or cause such differences. Additional factors that could cause actual results to differ materially from those expressed in such forward-looking statements include, without limitation: 1) new or revised interpretations of regulatory requirements; 2) changes in or new interpretations of other applicable laws, rules, and regulations; 3) University of Phoenix Online depends on University of Phoenix’s accreditation and the failure to maintain that accreditation would significantly reduce demand for University of Phoenix Online’s programs; 4) University of Phoenix Online depends on University of Phoenix’s state authorization to operate and the failure to maintain that authorization could prevent University of Phoenix Online from operating its business; 5) changes in student enrollment; and 6) other factors set forth in this Form 10-Q. These forward-looking statements are based on our estimates, projections, beliefs, and assumptions and speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements, or any facts, events, or circumstances after the date hereof that may bear upon forward-looking statements. You are advised, however, to consult any further disclosures we make in our reports filed with the Securities and Exchange Commission.

RESULTS OF OPERATIONS

         The following table sets forth University of Phoenix Online’s statement of operations data expressed as a percentage of tuition and other net revenues for the periods indicated:

	Three Months Ended		Six Months Ended
	February 28,		February 28,
	2002	2001	2002	2001

	(Unaudited)
Revenues:

Tuition and other, net	100.0%	100.0%	100.0%	100.0%

Costs and expenses:

Instructional costs and services	42.4	43.4	42.6	44.6

Selling and promotional	23.5	24.2	23.9	23.2

General and administrative	5.8	7.1	5.9	6.7

	71.7	74.7	72.4	74.5

Income from operations	28.3	25.3	27.6	25.5

Interest income, net	0.9	2.8	1.1	2.4

Income before income taxes	29.2	28.1	28.7	27.9

Less provision for income taxes	11.6	11.4	11.4	11.4

Net income	17.6%	16.7%	17.3%	16.5%

THREE MONTHS ENDED FEBRUARY 28, 2002 COMPARED WITH THREE MONTHS ENDED FEBRUARY 28, 2001

         Tuition and other net revenues increased by 99.7% to $72.2 million in the three months ended February 28, 2002 from $36.1 million in the three months ended February 28, 2001 due primarily to an increase in average full-time equivalent degree student enrollments and tuition price increases of two to three percent. Average full-time equivalent degree student enrollments increased to approximately 24,800 in the second quarter of 2002 from 12,500 in the second quarter of 2001.

         Instructional costs and services increased by 94.9% to $30.6 million in the three months ended February 28, 2002 from $15.7 million in the three months ended February 28, 2001 due primarily to the direct costs necessary to support the increase in degree student enrollments. Direct costs consist primarily of faculty compensation and related staff salaries. These costs as a percentage of tuition and other net revenues decreased to 42.4% in the three months ended February 28, 2002 from 43.4% in the three months ended February 28, 2001 due primarily to greater tuition and other net revenues being spread over the fixed costs related to centralized student services.

         Selling and promotional expenses increased by 94.9% to $17.0 million in the three months ended February 28, 2002 from $8.7 million in the three months ended February 28, 2001 due primarily to increased advertising and an increase in the number of enrollment counselors. These expenses as a percentage of tuition and other net revenues decreased to 23.5% in the three months ended February 28, 2002 from 24.2% in the three months ended February 28, 2001, due primarily to greater tuition and other net revenues being spread over a proportionally lower increase in selling and promotional expenses.

         General and administrative expenses increased by 63.4% to $4.2 million in the three months ended February 28, 2002 from $2.6 million in the three months ended February 28, 2001 due primarily to a higher growth rate at University of Phoenix Online in that period compared to Apollo Education Group which resulted in a higher allocation of general and administrative expenses to University of Phoenix Online. General and administrative expenses as a percentage of tuition and other net revenues decreased to 5.8% in the three months ended February 28, 2002 from 7.1% in the three months ended February 28, 2001 due primarily to greater tuition and other net revenues being spread over a proportionately lower increase in general and administrative expenses.

         Net interest income was $0.7 million and $1.0 million in the three months ended February 28, 2002 and 2001, respectively.

         University of Phoenix Online’s effective tax rate decreased to 39.8% in the three months ended February 28, 2002 from 40.5% in the three months ended February 28, 2001 due to higher tax-exempt interest in 2002.

         Net income increased to $12.7 million in the three months ended February 28, 2002 from $6.0 million in the three months ended February 28, 2001 due primarily to increased enrollments, improved utilization of instructional costs and services, selling and promotional expenses, and general and administrative expenses, and a lower effective tax rate.

SIX MONTHS ENDED FEBRUARY 28, 2002 COMPARED WITH SIX MONTHS ENDED FEBRUARY 28, 2001

         Tuition and other net revenues increased by 94.4% to $136.5 million in the six months ended February 28, 2002 from $70.2 million in the six months ended February 28, 2001 due primarily to an increase in average full-time equivalent degree student enrollments and tuition price increases of two to three percent. Average full-time equivalent degree student enrollments increased to approximately 23,600 in the first half of 2002 from 12,300 in the first half of 2001.

         Instructional costs and services increased by 85.5% to $58.1 million in the six months ended February 28, 2002 from $31.3 million in the six months ended February 28, 2001 due primarily to the direct costs necessary to support the increase in degree student enrollments. Direct costs consist primarily of faculty compensation and related staff salaries. These costs as a percentage of tuition and other net revenues decreased to 42.6% in the six months ended February 28, 2002 from 44.6% in the six months ended February 28, 2001 due primarily to greater tuition and other net revenues being spread over the fixed costs related to centralized student services.

         Selling and promotional expenses increased by 99.9% to $32.6 million in the six months ended February 28, 2002 from $16.3 million in the six months ended February 28, 2001 due primarily to increased advertising and an increase in the number of enrollment counselors. These expenses as a percentage of tuition and other net revenues increased to 23.9% in the six months ended February 28, 2002 from 23.2% in the six months ended February 28, 2001, due primarily to an increase in the number of enrollment counselors.

         General and administrative expenses increased by 72.0% to $8.0 million in the six months ended February 28, 2002 from $4.7 million in the six months ended February 28, 2001 due primarily to a higher growth rate at University of Phoenix Online in that period compared to Apollo Education Group which resulted in a higher allocation of general and administrative expenses to University of Phoenix Online. General and administrative expenses as a percentage of tuition and other net revenues decreased to 5.9% in the six months ended February 28, 2002 from 6.7% in the six months ended February 28, 2001 due primarily to greater tuition and other net revenues being spread over a proportionately lower increase in general and administrative expenses.

         Net interest income was $1.6 million and $1.7 million in the six months ended February 28, 2002 and 2001, respectively.

         University of Phoenix Online’s effective tax rate decreased to 39.8% in the six months ended February 28, 2002 from 40.7% in the six months ended February 28, 2001 due to higher tax-exempt interest in 2002.

         Net income increased to $23.7 million in the six months ended February 28, 2002 from $11.6 million in the six months ended February 28, 2001 due primarily to increased enrollments, improved utilization of instructional costs and services and general and administrative expenses, and a lower effective tax rate.

QUARTERLY FLUCTUATIONS IN RESULTS OF OPERATIONS

         University of Phoenix Online may experience seasonality in its results of operations primarily as a result of changes in the level of student enrollments. While students are enrolled throughout the year, average enrollments and related revenues may be lower in some quarters than others. Most expenses do not vary directly with revenues and are difficult to adjust in the short term. As a result, if revenues for a particular quarter are lower than another, operating expenses may not be able to be proportionately reduced for that quarter.

LIQUIDITY AND CAPITAL RESOURCES

         University of Phoenix Online currently is able to provide for its own capital expenditures and cash required for operations. All of its cash receipts and cash disbursements are processed by Apollo on behalf of University of Phoenix Online. Cash generated by Apollo Education Group and University of Phoenix Online has been and will continue to be managed centrally by Apollo. University of Phoenix Online’s liquidity could be adversely affected by the investment decisions we make.

         Net cash provided by operating activities increased to $40.2 million in the six months ended February 28, 2002 from $20.5 million in the six months ended February 28, 2001. The increase resulted primarily from increased net income and a larger increase in student deposits and deferred revenue partially offset by a larger increase in receivables.

         Capital expenditures decreased to $2.2 million in the six months ended February 28, 2002 from $4.8 million in the six months ended February 28, 2001 primarily due to costs associated with building an additional facility in 2001. Total purchases of property and equipment for the year ended August 31, 2002 are expected to range from $8.0 to $12.0 million. These expenditures will primarily be related to increases in normal recurring capital expenditures due to the overall increase in students and employees resulting from the growth in the business.

         On March 24, 2000, Apollo’s Board of Directors authorized the issuance of a new class of stock called University of Phoenix Online common stock, that is intended to reflect the separate performance of University of Phoenix Online, a division of The University of Phoenix, Inc., a wholly-owned subsidiary of Apollo. Apollo’s other businesses and its retained interest in University of Phoenix Online are referred to as “Apollo Education Group.” On October 3, 2000, an offering of 5,750,000 shares of University of Phoenix Online common stock was completed at a price of $14.00 per share. At the time of the offering this stock represented a 10.8% interest in that business with Apollo Education Group retaining the remaining 89.2% interest in University of Phoenix Online.